Exhibit 99.1

Press release

BIOPHYTIS ORGANISES A WEBCAST WITH KEY OPINION LEADERS (KOL) ON THE PHASE 2-3 COVA STUDY RESULTS OF SARCONEOS (BIO101) IN THE TREATMENT OF PNEUMONIA IN COVID-19 PATIENTS AT RISK OF RESPIRATORY FAILURE

Following the positive post-hoc analysis of the phase 2-3 COVA clinical study strongly supporting therapeutic potential of Sarconeos (BIO101) in the treatment of pneumonia in COVID-19 patients at risk of repiratory failure, Biophytis management is inviting all of Biophytis’ stakeholders to an online event with KOL.

Paris (France), Cambridge (Massachusetts, U.S.), November 30th, 2022, 23pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today invited all its shareholders to an online event where Key Opinion Leaders as well as Biophytis’ management will present an update of COVID-19 pandemic, the results of the phase 2-3 COVA study and discuss next regulatory steps for marketing authorization of Sarconeos (BIO101) in patients hospitalized with COVID-19 at risk of respiratory failure and death.

The presentation will be held in presence of :

-	Dr Girish Balachandran Nair, MD – Associate Professor of Medicine in Respiratory and Critical Care, Beaumont Hospital, Royal Oak, MI, USA and Principal Investigator of the COVA study in the USA

-	Professor Suzana Lobo, MD – Hospital de Base Da Faculdade de Medicina de São José Do Rio Preto, São Paulo, Brazil and Investigator of the COVA study in Brazil

The webcast event will be held in English and followed by a Q&A session, on the 1st of December at 6 PM CET (12 AM ET). You can register at : https://www.financelive.fr/biophytis/inscription/

The study showed a reduction in the risk of early death or respiratory failure at day 28 of 45% in the Intent-To-Treat (ITT) population and 53% in the Per Protocol (PP) population as well as a reduction in the risk of death at day 90 of 43% in the ITT population and 70% in the PP population.

Press release

The regulatory development of Sarconeos (BIO101) targeting conditional and emergency use marketing authorisations will start in 2023.

About the COVA study

As a reminder, the COVA clinical study (identifier clinicaltrials.gov: NCT04472728) is an international, multi-centre, double-blind, placebo-controlled, group-sequential and adaptive two-part study. It is a phase 2-3 study evaluating Sarconeos (BIO101) in patients aged 45 years and older, hospitalised with severe respiratory manifestations of COVID-19. Part 1 of the COVA study is an exploratory Phase 2 proof-of-concept study designed to provide preliminary data on the safety, tolerability and efficacy of Sarconeos (BIO101) in 50 hospitalised patients with severe respiratory failure in patients suffering from COVID-19. Part 2 of the COVA study is a randomised phase 3 study investigating the safety and efficacy of Sarconeos (BIO101) on respiratory function in patients. Due to the evolution of the pandemia, the company decided in April 2022 to stop enrolment at 237 enrolled patients, below the originally planned number of 310.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42